UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
NORTHERN TIER ENERGY LP

(Exact name of the registrant as specified in its charter)

Delaware	001-35612	80-0763623

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)
1250 W. Washington Street, Suite 300
Tempe, Arizona 85281

(Address of principal executive offices and Zip code)
Melissa Buhrig
(602) 302-5450

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

copies to: Maurice Blanco
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Northern Tier Energy LP (the “Partnership”) is an independent crude oil refiner and marketer of refined products. The Partnership’s refinery makes various grades of gasoline, diesel fuel, jet fuel and other products from crude oil which may contain “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) that could be necessary to the functionality or production of such products. In the refining process, the Partnership utilizes certain catalysts and additives which may contain trace amounts of conflict minerals, specifically tin or tungsten, and these catalysts and additives are the reason why certain of the Partnership’s products may contain conflict minerals.

Conflict Minerals Disclosure

The Partnership has conducted in good faith a reasonable country of origin inquiry regarding such conflict minerals. This reasonable country of origin inquiry was reasonably designed to determine whether any of the conflict minerals contained in the Partnership’s products originated in the Democratic Republic of the Congo or an adjoining country, or are from recycled or scrap sources.

As part of this inquiry, the Partnership identified all relevant suppliers from whom it purchased catalyst and additives in the year ended December 31, 2014, in connection with its refining and blending processes for various grades of gasoline, diesel fuel, jet fuel and other products from crude oil that could have contained conflict minerals. The Partnership sent conflict minerals questionnaires to, and received responses from, almost all of these suppliers. Based on the responses received, the Partnership subsequently sought additional information and clarifications from certain suppliers for the purposes of its reasonable country of origin inquiry.

As a result of this reasonable country of origin inquiry, the Partnership has no reason to believe that the necessary conflict minerals that may be contained in its products may have originated in the Democratic Republic of the Congo or an adjoining country. This “Conflict Minerals Disclosure” is also available on the Investors section of the Partnership’s website at www.ntenergy.com. The information contained on, or that can be accessed through, the Partnership’s website is not part of this Form SD and is not deemed incorporated by reference into this Form SD.

Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NORTHERN TIER ENERGY LP

By:	Northern Tier Energy GP LLC
Its General Partner

By:	/s/ Melissa M. Buhrig
Melissa M. Buhrig
Executive Vice President, General Counsel and Secretary
Dated: June 1, 2015